April 1, 2005

MAIL STOP 0511

Mr. Michael McGuiness
Chief Financial Officer
Treasure Mountain Holdings, Inc.
13-01 Pollitt Drive
Fair Lawn, New Jersey 07410

Re:	Treasure Mountain Holdings, Inc.
      File No. 0-32741
	Preliminary Proxy Statement on Schedule 14A
      Amendment 4 filed March 18, 2005

File No. 333-120411
Registration Statement on Form SB-2

Dear Mr. McGuiness:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file all past correspondence on EDGAR. See Rule 101 of Regulation S-T of the Securities Act of 1933. This would include your response that was sent by overnight mail with Amendment 3 to the registration statement.

2. Please discuss supplementally whether Spencer Trask Specialty
Group, LLC meets all of the requirements of the definition of a small business issuer under Regulation S-B.




Information about the Special Meeting
Beneficial Owners

3. We note the disclosure in the footnotes to the table regarding certain beneficial owners that own options to purchase additional shares which vest in April 2005. Please explain supplementally whether these options are exercisable within 60 days and, if yes, please include in the table the amount of common stock that the beneficial owners may receive upon the exercise of the options.

4. On page 9, we note the statement that Kevin Kimberlin owns approximately 58.74% of the company`s outstanding stock. Please reconcile this amount with the disclosure in the previous table that he beneficially owns 64%.

Proposal Seven
Proposal to Adopt the 2005 Treasure Mountain Holdings Stock Option
Plan

5. Please include the following information as required by Item 10 of
Schedule 14A:
a. Please indicate the approximate number of persons that will be eligible to participate in the plan. See Item 10(a)(1) of Schedule
14A.
b. If determinable, please include the table as described in Item 10(a)(2) of Schedule 14A.
c. If determinable, please include the information required by Item
10(b)(2)(ii) of Schedule 14A.
6. Please include the disclosure required by Item 8 of Schedule
14A
(Item 402 of Regulation S-B).

Registration Statement of Form SB-2

7. As appropriate, please revise the disclosure in the registration statement to comply with the above comments.

Closing Comments

      As appropriate, please amend your filing and respond to theses comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.




      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       You may contact Angela Halac at (202) 824-5683 or Hugh West at
(202) 942-1983 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Kluck at (202) 824-5262 or me at (202) 942-2999 with any other questions.

						Sincerely,


						John Reynolds, Assistant Director
						Office of Emerging Growth Companies

cc:	Peter H. Ehrenberg
	Fax (973) 597-2400

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Treasure Mountain Holdings, Inc.
April 1, 2005
Page 1